Vitro Diagnostics, Inc.
12635 E. Montview Blvd.
Aurora, CO 80010
(720) 859-4120
Fax: (720) 859-4110
January 13, 2006
Attention: Vanessa Robertson
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re: Vitro Diagnostics, Inc./Form 8-K dated January 5, 2006
Dear Ms. Robertson:
I am writing in response to your letter of January 10, 2006, and the Form 8-K filed by Vitro Diagnostics, Inc. (the “Company”) on January 10, 2006. In response, please be advised that we have filed an amendment to the Form 8-K on January 11, 2006. In the amendment, we have complied with all of the comments in your letter. Specifically, the second paragraph has been revised to cover the accountant’s report for the fiscal years ended October 30, 2004 and 2003. The third paragraph has been revised to cover the two most recent fiscal years and the subsequent interim period. Finally, the accountant’s letter filed as Exhibit 16 has been updated to January 10, 2006.
In connection with responding to these comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In the event you have any further questions or comments, please feel free to contact me at the address or telephone number set forth above.
Sincerely,
Vitro Diagnostics, Inc.
James Musick, Chairman